23002661

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
MAR 24 2023
Washington, DC

SEC FILE NUMBER
8-69183

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lion Street Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

515 Congress Ave, Suite 2500
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kari Ratajczak	512-776-8466	kratajczak@lionstreet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, L.L.P.
(Name – if individual, state last, first, and middle name)

2821 West Seventh St	Fort Worth	TX	76107
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Kari Ratajczak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lion Street Financial, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC

Glenn Alan McCormick
South Carolina Notary Public
Commission Expires: **July 11,2032**

02/16/2023

Notary Public

Signature:

Title:
Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lion Street Financial, LLC
Table of Contents

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Members of
Lion Street Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lion Street Financial, LLC (the Company) as of December 31, 2022, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the supplemental information) on page 12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2017.

Fort Worth, Texas
March 13, 2023

Lion Street Financial, LLC
Statement of Financial Condition
December 31, 2022

Assets

		2022
Assets		
Cash	$	3,949,232
Restricted Cash		100,000
Prepaid expenses		265,715
Accounts receivable-trade		1,622,605
Total assets	$	5,937,552

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	768,229
Payable to affiliate firms		1,196,173
Accrued expenses		1,574,940
Total liabilities		3,539,342
Member's Equity		
Member's contributed equity		3,090,104
Accumulated deficit		(691,894)
Total member's equity		2,398,210
Total liabilities and member's equity	$	5,937,552

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Statement of Operations
Year Ended December 31, 2022

		2022
Commission revenue	$	66,828,834
Other service fee income		4,304,678
Interest Income		33,721
Total revenues		71,167,233
Operating expenses:		
Commissions		62,323,156
Salaries and related costs		2,428,693
Service Fees		427,153
General and administrative		748,586
Occupancy		139,875
Technology		268,328
Taxes and licenses		517,866
Travel and entertainment		117,445
Professional and legal		106,977
Compliance		603,516
Marketing and meetings		220,095
Transition assistance		351,863
Total expenses		68,253,553
NET INCOME	$	2,913,680

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2022

		Member's Contributed Equity		Accumulated Deficit		Total
Balance at January 1, 2022	$	6,145,104	$	(3,575,574)	$	2,569,530
Distributions		(3,085,000)		-		(3,085,000)
Net income		-		2,913,680		2,913,680
Balance at December 31, 2022	$	3,060,104	$	(661,894)	$	2,398,210

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Statement of Cash Flows
Year Ended December 31, 2022

		2022
Cash Flows From Operating Activities		
Net income	$	2,913,680
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(11,237)
Accounts receivable-trade		756,423
Receivables from affiliate firms		35,455
Accounts payable		6,096
Payable to affiliate firms		826,941
Accrued expenses		(1,225,839)
Net cash provided by operating activities		3,301,519
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Distributions		(3,085,000)
Net cash used in financing activities		(3,085,000)
Net change in cash		216,519
Cash and restricted cash at beginning of year		3,832,713
Cash and restricted cash at end of year	$	4,049,232

		12/31/22
Cash	$	3,949,232
Restricted cash		100,000
Total cash and restricted cash shown in the statement of cash flows	$	4,049,232

Notes to the financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations

Lion Street Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of Lion Street, LLC. ("LSI").

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash comprises cash balances held in a bank deposit account and clearing broker accounts. Restricted cash is comprised of a $100,000 deposit with our clearing broker that is restricted to withdrawal or use under the terms of certain contractual agreements.

Revenue Recognition

Security transactions and related commission revenue and expense by the Company are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the Customer.

Commissions revenue on sales of variable life insurance policies by the Company's sales advisors is recognized when the policy is accepted by the insurance carrier and has been funded. Commissions are generally paid to the Company as they are earned during the premium-payment period by the policyholders to the insurance companies. The Company believes the performance obligation is satisfied at this point because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the Customer.

The Company recognizes revenue related to asset management in the form of fees, which are recognized over the time period for which the services are provided. The Company believes the performance obligation for asset management revenue is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the advisors of the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are charged periodically and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Lion Street Financial, LLC
Notes to the Financial Statements

Other service fee income includes base platform fees, licensing fees, and clearing charges. To the extent that this income is related to specific trades, the income is recognized on the trade date. Other service fees are recognized on a monthly basis as determined by the Company's fee schedule.

The allowance for accounts receivable is based on the expected credit loss over the entire life of the financial asset. An allowance for credit loss is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company's expectation is that credit risk is not significant until receivables are more than 90 days past due. Based on historical losses and the short-term nature of the Company's accounts receivable, management has determined that no allowance is necessary at December 31, 2022.

		2022
Revenue from contracts with customers		
Commission revenue		
Variable Life Income	$	28,987,930
General Securities Income		18,930,675
Asset Management		18,910,228
Total commission revenue		66,828,834
Other service fee income		
Rep Service Fees		2,359,712
Volume Based Income		416,778
Override Income		1,244,036
Sponsorship Income		273,290
Other Income		10,862
Total other service fee income		4,304,678
Total revenues from contracts with customers	$	71,133,512

Accounts receivable, net, as of December 31, 2022 and 2021 consisted of $1,622,605 and $2,379,028, respectively.

Operating Expenses
Selling, general and administrative costs are charged to expense as incurred.

Income Taxes
As a single member limited liability company, the Company is a disregarded entity and is not a separate tax paying entity for federal income tax purposes or in most state tax jurisdictions.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by United States federal, state or local authorities for years before 2018.

An entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. LSI has elected to not allocate consolidated current and deferred tax in the Company's separately issued financial statements.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Subsequent Events

The Company has evaluated subsequent events through March XX, 2023, the date the financial statements were issued.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $1,687,176. The Company's ratio of aggregate indebtedness to net capital was 2.10 to 1 at December 31, 2022. There were no material differences between these audited numbers and the Company's FOCUS Filing.

3. Related Party Transactions

An expense sharing arrangement was entered into between the Company and LSI. The Company is a wholly owned subsidiary of LSI. In addition, the Company currently benefits from general and administrative services provided by LSI and allocates a certain percentage of LSI employees' time and expenses to the Company. During 2022, $3,839,191 in expense was allocated to the Company from LSI and $191,338 was payable to LSI as of December 31, 2022.

The total outstanding receivables from affiliates as of December 31, 2022 was $0. The total amount of payables to subsidiaries of LSI as of December 31, 2022 was $1,196,173.

4. Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation. For the year ended December 31, 2022, the Company was involved in several claims where management believes that insurance coverage is sufficient, and any settlement will not be significant. An estimate of the possible range of loss from open claims cannot be made.

5. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

6. Major Customers

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the year ended December 31, 2022, approximately 25% of the Company's total revenue was related to one company.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commissions Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) for the year ended December 31, 2022.

Supplemental Information

Lion Street Financial, LLC

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2022

Total member's equity	$	2,398,210
Deductions:		
Nonallowable assets:		
Prepaid expenses		(265,715)
Unsecured receivable and other assets		(445,319)
Total net capital	$	1,687,176
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	3,539,342
Total aggregate indebtedness	$	3,539,342
Computation of basic net capital requirement:		
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$	235,956
Minimum dollar net capital requirement of broker-dealer	$	5,000
Net capital requirement (greater of two above)	$	235,956
Net capital over the required minimum	$	1,451,219
Ratio of aggregate indebtedness to net capital		2.10 : 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2022, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 24, 2023.

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Member of
Lion Street Financial, LLC

We have reviewed management's statements, included in the accompanying Lion Street Financial, LLC's (the Company) Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2022 without exception. In addition, the Company's Exemption Report stated that it is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company's business activities are limited to participating in distributions of variable life insurance, variable annuity, mutual fund, 401k, 529 plan, 12B-1 fee, asset management and alternative investment securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 or based on the provisions relied upon by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
March 13, 2023

Lion Street Financial, LLC's Exemption Report

Lion Street Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2022 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of variable life insurance, variable annuity, mutual fund, 401k, 529 plan, 12B-1 fee, asset management and alternative investment securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Lion Street Financial, LLC

I, Kari Ratajczak, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial and Operations Principal

weaver
Assurance • Tax • Advisory

**Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures**

To the Members of
Lion Street Financial, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Lion Street Financial, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
March 13, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69183 FINRA DEC

LION STREET FINANCIAL, LLC
515 CONGRESS AVE STE 2500
AUSTIN, TX 78701-3509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kari Ratajczak (512) 776-8466

2. A.	General Assessment (item 2e from page 2)	$34,743
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/2022 Date Paid	(17,537)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	17,206
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$17,206

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $17,206

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lion Street Financial, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31th day of January, 2023.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2022
and ending December 31, 2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$71,167,233
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	46,346,407
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): O/S RIA Fees; ALT MKT Overrides; E&O, Pershing & TC Expense (Deductions in excess of $100,000 require documentation)	1,659,005
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	48,005,412
2d. SIPC Net Operating Revenues	$23,161,821
2e. General Assessment @ .0015	$34,743
	(to page 1, line 2.A.)